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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               JOSLYN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               JOSLYN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.25 PER SHARE
              (Including Associated Common Stock Purchase Rights)
                         (Title of Class of Securities)

                                    48107010
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            WAYNE M. KOPROWSKI, ESQ.
                               JOSLYN CORPORATION
                             30 SOUTH WACKER DRIVE
                               CHICAGO, IL 60606
                           TELEPHONE: (312) 454-2918
            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and Communications
                   on Behalf of the Person Filing Statement)

                                    COPY TO:

                              THOMAS A. COLE, ESQ.
                                SIDLEY & AUSTIN
                            2 South Dearborn Street
                               Chicago, IL 60603
                           Telephone: (312) 853-7473

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
    This Amendment No. 3 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on August 4, 1995, (as amended, the "Schedule 14D-9") by Joslyn Corporation, an Illinois corporation (the "Corporation"), relating to the tender offer commenced by TK Acquisition Corporation, a Delaware corporation (the "Bidder") and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Danaher"), to purchase all of the outstanding shares of the Common Stock, par value $1.25 per share (the "Common Shares"), of the Corporation and the associated Common Stock Purchase Rights (the "Rights") originally at a price per share of $32, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Bidder's Offer to Purchase dated July 24, 1995, and in the related Letter of Transmittal (which together constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 2.  TENDER OFFER OF THE BIDDER

    Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

        On August 21, 1995, the Bidder and Danaher amended the Offer. The amended Offer is being made pursuant to the Agreement and Plan of Merger dated as of August 20, 1995 (the "Merger Agreement"), among Danaher, DH Holdings Corp., a wholly owned subsidiary of Danaher and the parent of the Bidder ("DH Holdings"), the Bidder and the Corporation. A copy of the Merger Agreement is filed as Exhibit 13 to this Amendment and is incorporated herein and made a part hereof by this reference. Pursuant to the Merger Agreement, the Bidder is obligated to increase the consideration payable in the Offer to $34 per Common Share, net to the Seller in cash, without interest thereon (the "Amended Offer Price"), and to extend the Offer at the Amended Offer Price for at least ten business days. As soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Bidder will be merged with and into the Corporation (the "Merger"), with the Corporation continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Common Share outstanding at the Effective Time (as defined below) (other than Common Shares held in the treasury of the Corporation, Common Shares owned by Danaher, DH
    Holdings, the Bidder or any other subsidiary of Danaher or Common Shares held by shareholders who properly exercise their dissenters' rights under the IBCA) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $34 per Common Share, net to the seller in cash, without interest thereon (the "Merger Consideration"), upon surrender of the certificate formerly representing such Common Share. The Merger Agreement is summarized in Item 3 of this Amendment.

ITEM 3.  IDENTITY AND BACKGROUND

    Item 3(c) of the Schedule 14D-9 is hereby amended and supplemented as follows:

        From time to time from July 29, 1995 through August 17, 1995, representatives of Danaher conducted various due diligence activities at facilities of the Corporation and its counsel, subject to the terms of the Confidentiality Agreement. In this connection, the Corporation provided certain nonpublic business and financial information regarding the Corporation to Danaher. This information included estimates and projections of the Corporations's future operating performance (the "Projections").

        The following information has been excerpted or derived from the materials provided to Danaher, which included projections prepared by compiling data from profit plans prepared by operating management of the Corporation's different business units, as well as adjusted projections prepared by senior management after applying a contingency factor for downturns in the economy. The Projections do not give effect to the Offer or the Merger. NONE OF THE CORPORATION, DANAHER, THE BIDDER OR THEIR RESPECTIVE ADVISORS ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE PROJECTIONS.

                               JOSLYN CORPORATION
                         SELECTED FINANCIAL PROJECTIONS
       (IN THOUSANDS, EXCEPT OPERATING MARGIN AND PER COMMON SHARE DATA)

                                                                          YEAR ENDING DECEMBER 31
                                                           -----------------------------------------------------
                                                             1995       1996       1997       1998       1999
                                                           ---------  ---------  ---------  ---------  ---------
                                                                     OPERATING MANAGEMENT PROJECTIONS
Net Sales................................................  $   235.6  $   261.5  $   283.6  $   303.6  $   325.1
Operating Income.........................................  $    28.3  $    34.9  $    38.2  $    42.2  $    45.9
Operating Margin.........................................      12.0%      13.3%      13.5%      13.9%      14.1%
Net Income...............................................  $    16.6  $    20.1  $    22.3  $    24.7  $    27.0
E.P.S....................................................  $    2.31  $    2.79  $    3.10  $    3.43  $    3.75

                                                                  SENIOR MANAGEMENT ADJUSTED PROJECTIONS
Net Sales................................................  $   235.6  $   248.5  $   269.6  $   288.6  $   309.1
Net Income...............................................  $    16.6  $    17.9  $    19.8  $    21.8  $    23.8
E.P.S....................................................  $    2.31  $    2.49  $    2.75  $    3.03  $    3.30

        THE CORPORATION DOES NOT AS A MATTER OF COURSE PUBLICLY DISCLOSE PROJECTIONS OR ESTIMATES AS TO FUTURE REVENUES, EARNINGS, FINANCIAL CONDITION OR OPERATING PERFORMANCE. THE PROJECTIONS ARE INCLUDED IN THIS AMENDMENT ONLY BECAUSE SUCH INFORMATION WAS FURNISHED TO DANAHER AND THE BIDDER BY THE CORPORATION WITHOUT INDEPENDENT VERIFICATION. THE PROJECTIONS WERE NOT PREPARED (NOR ARE THEY BEING FURNISHED) WITH A VIEW TO COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND FORECASTS.

        THE   PROJECTIONS  REFLECT   NUMEROUS  ASSUMPTIONS,  ALL   MADE  BY  THE
    CORPORATION'S MANAGEMENT, WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS AND OTHER MATTERS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CORPORATION'S CONTROL AND NONE OF WHICH WAS SUBJECT TO APPROVAL BY DANAHER OR THE BIDDER. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS WILL BE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY DIFFERENT FROM THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF THE PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT ANY OF THE CORPORATION, DANAHER, THE BIDDER OR THEIR RESPECTIVE ADVISORS CONSIDERED OR CONSIDER THE PROJECTIONS TO BE MATERIAL OR A RELIABLE PREDICTION OF FUTURE EVENTS, AND THE PROJECTIONS SHOULD NOT BE RELIED ON AS SUCH.

        NEITHER THE CORPORATION, DANAHER, THE BIDDER NOR ANY OF THEIR ADVISORS HAS MADE, OR MAKES, ANY REPRESENTATION TO ANY PERSON REGARDING THE INFORMATION CONTAINED IN THE PROJECTIONS AND NONE OF THEM INTENDS TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR.

        During the period through August 18, 1995, Goldman Sachs continued to have contacts with parties other than Danaher, seeking to develop the interest of such parties in a transaction with the Corporation at a price higher than $32 per share. As of August 17, 1995, Goldman Sachs had contacted over 40 parties and supplied public information about the Corporation to 17 parties.

    Nine of the parties contacted by Goldman Sachs entered into confidentiality agreements with the Corporation pursuant to which the Corporation supplied them with non-public information. None of these parties, however, has given the Corporation a proposal to acquire the Corporation.

        On August 11, 1995, representatives of Danaher once again informed the Corporation that they would need additional time before informing the Corporation whether Danaher would increase its Offer Price. On August 12, 1995, the Board met and reconfirmed its recommendation that shareholders reject the Offer and determined to send a letter to the Corporation's shareholders advising such shareholders not to tender their shares and urging shareholders who had tendered their shares to withdraw them before the scheduled expiration of the Offer on August 18, 1995. On August 14, 1995, such letter was sent to the Corporation's shareholders and disclosed in a press release. Such matters were reported to the Commission in the Corporation's Amendment No. 1 to the Schedule 14D-9, dated August 14, 1995 and filed on August 15, 1995.

        On August 16, 1995, the Board took action by unanimous written consent to further delay the distribution of separate certificates for Rights granted pursuant to the Rights Agreement until September 15, 1995, or such earlier or later time (prior to the occurrence of the Distribution Date) as the Board shall designate. Such resolution was reported to the Commission in the Corporation's Amendment No. 2 to Schedule 14D-9, dated and filed on August 16, 1995.

        On August 17, 1995, representatives of Danaher asked the Corporation to have the members of the Board available after the close of the stock market on August 18, 1995 to receive a possible higher offer from Danaher. During the morning of August 18, 1995, representatives of Danaher called Goldman Sachs to discuss their concerns about various environmental issues concerning the Corporation which such representatives said were affecting Danaher's evaluation of the Corporation. After the close of the market on that day, representatives of Danaher informed Goldman Sachs that Danaher's Board of Directors had authorized them to offer to increase the Offer Price to $34 if the acquisition of the Corporation could be effected promptly on a negotiated basis. Danaher's representatives also informed Goldman Sachs that if the Corporation rejected Danaher's $34 per share offer, Danaher intended to extend the Offer with a $32 Offer Price and proceed on a hostile basis.

        Shortly thereafter, the Board met by telephone conference call to review these developments. The Board also reviewed the contacts that Goldman Sachs had made with other potentially interested parties, the responses of such parties to the Corporation's contacts and the alternatives available to the Corporation in lieu of a transaction with Danaher. At the conclusion of the discussion, the Board authorized Goldman Sachs and Bendix to negotiate with Danaher to seek a further increase in the Offer Price and instructed legal counsel to commence negotiation of the form of a tender offer/merger agreement.

        On August 19, 1995, representatives of the Corporation met by telephone conference call with representatives of Danaher to discuss the concerns that Danaher had raised about environmental issues and the principal terms of the Merger Agreement were negotiated. In addition, price discussions occurred between Goldman Sachs and representatives of Danaher and between Bendix and Sherman, but Danaher refused to further raise its offer.

        On August 20, 1995, the Merger Agreement and the transactions contemplated thereby were submitted to the Board and unanimously approved at a special meeting attended by all members of the Board. The Board determined to take the position with respect to the Offer and the Merger described in
    Item 4 below for the reasons indicated in such Item 4. A copy of the joint press release of the Corporation and Danaher announcing the execution of the Merger Agreement is filed as Exhibit 14 and is incorporated herein and made a part hereof by this reference.

        The Merger Agreement is summarized in the following pages. The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 13 to this Amendment. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

        The following is a summary of the material provisions of the Merger Agreement, a copy of which was filed as Exhibit 13 to this Amendment. The following summary is qualified in its entirety by reference to the Merger Agreement which is incorporated by reference herein. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Merger Agreement.

        THE AMENDED OFFER. In the Merger Agreement, Danaher and the Bidder agree, among other things, to amend and supplement the Offer to provide that
    (i) the purchase price offered pursuant to the Offer will be increased to $34 per Common Share, (ii) the obligations of the Bidder and Danaher to consummate the Offer and to accept for payment and purchase the Common Shares tendered shall be subject only to the conditions set forth in Annex A to the Merger Agreement (the "Offer Conditions"), and (iii) the expiration date of the Offer will be extended at least until midnight, New York City time, on Friday, September 1, 1995, unless further extended. The Bidder may not, without the Corporation's prior written consent, (i) reduce the price per Common Share or the number of Common Shares sought to be purchased or modify the form of consideration to be received by holders of the Common Shares in the Offer, (ii) waive or modify the Minimum Condition or (iii) impose additional conditions to the Offer or amend any term of the Offer in a manner adverse to the holders of the Common Shares. Subject only to the Offer Conditions, the Bidder shall, and Danaher shall cause the Bidder to, pay for all of the Common Shares validly tendered and not withdrawn pursuant to the Offer as soon as legally permissible.

        In the Merger Agreement, the Corporation consents to the amended Offer and represents and warrants that the Board (at a meeting duly called and held at which a quorum was present) as part of its approval of the Merger Agreement, has unanimously (i) approved the making of the Offer, (ii) de-termined that each of the Offer and the Merger is fair to, and in the best interests of, the shareholders of the Corporation and (iii) resolved, subject to the terms and conditions of the Merger Agreement, to recommend acceptance of the Offer and approval and adoption of the Merger Agreement by the shareholders of the Corporation (to the extent such approval and adoption is required by applicable law). Under the Merger Agreement, the Board of Directors of the Corporation will not withdraw, modify or amend such recommendation except to the extent that, after taking into account the advice of counsel to the Corporation, it concludes that such withdrawal, modification or amendment is legally required in the proper exercise of its fiduciary duties. If, however, the Board of Directors withdraws, modifies or amends such recommendation after receiving a Superior Proposal (as defined below in "Termination"), then such withdrawal, modification or amendment may be made only at a time that is after the second business day after Parent has received written notice from the Company advising Parent of the Company's receipt of a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal.

        The Merger Agreement provides that, promptly (subject to any applicable requirements under Section 14(f) of the Exchange Act) upon the purchase by the Bidder of the Common Shares pursuant to the Offer, the Board shall amend its By-Laws to provide that the number of directors shall be no less than seven and no more than twelve persons, Steven M. Rales, Mitchell P. Rales, George M. Sherman, Patrick W. Allender, C. Scott Brannan and James H. Ditkoff shall be elected by the Board of Directors as additional directors of the Corporation (or, if any such persons shall be unavailable, other persons designated by the Bidder and reasonably acceptable to the Independent Directors) and William E. Bendix, James M. Reed and Lawrence G. Wolski shall resign as directors of the Corporation, and thereafter until the Effective Time (a) the total number of directors of the Corporation shall be nine, (b) the Bidder shall be entitled to designate up to six directors; and (c) the Board of Directors shall have at least three Independent Directors (defined as directors of the Corporation then in office who are neither designated by the Bidder nor otherwise affiliated with Danaher or the Bidder and are not employees of the Corporation or any of its Subsidiaries). Information with respect to the qualifications and background of Bidder's designees is set forth in Annex I hereto. Following the election or appointment of the Bidder's designees and prior to the Effective Time, any amendment to the Merger Agreement or of the Articles of Incorporation or By-Laws of the Corporation, any termination of the Merger Agreement by the Corporation, any extension by the Corporation of the time for the performance of any of the obligations or other acts of Danaher or the Bidder and any waiver of any of the Corporation's rights under the Merger Agreement will require the concurrence of a majority of the Independent Directors.

        THE MERGER. The Merger Agreement provides that at the Effective Time, the Bidder will be merged with and into the Corporation, and the Corporation shall be the surviving corporation (the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Illinois. At the Effective Time, the separate existence of the Bidder shall cease. The Surviving Corporation shall retain the name of the Corporation and shall possess all the rights, privileges, immunities, powers and franchises of the Bidder and the Corporation and shall by operation of law become liable for all the debts, liabilities and duties of the Bidder and the Corporation. Subject to the provisions of the Merger Agreement relating to indemnification, the Articles of Incorporation of the Corporation in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with provisions thereof and as provided by law. Subject to the provisions of the Merger Agreement relating to indemnification, the By-Laws of the Corporation in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation until thereafter amended, altered or repealed as provided therein and by law, except that such Articles of Incorporation shall be amended to reduce the authorized Capital Stock of the Surviving Corporation to 1,100 shares of common stock, par value $1.25 per share. The directors of the Bidder and the officers of the Corporation immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-Laws of the Surviving Corporation.

        CONVERSION OF COMMON SHARES. Pursuant to the Merger Agreement, each Common Share issued and outstanding immediately prior to the Effective Time (except for Common Shares then owned beneficially or of record by Danaher or the Bidder or any other subsidiary of Danaher and except for Dissenting Common Shares (as defined below)), shall, by virtue of the Merger and without any action on part of the holder thereof, be converted into the right to receive $34 (or, if a greater per Common Share price shall have been paid in the Offer, such greater price) ($34 or such greater price being referred to hereinafter as the "Merger Consideration") in cash payable to the holder thereof, without interest thereon, upon surrender of the certificate representing such Common Shares. Each Common Share issued and outstanding immediately prior to the Effective Time which is then owned beneficially or of record by Danaher or the Bidder or any other subsidiary of Danaher shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and cease to exist, without any conversion thereof. Each Common Share issued and held in the Corporation's treasury immediately prior to the Effective Time shall, by virtue of the Merger, be cancelled and retired and cease to exist, without any conversion thereof. At the Effective Time, the holders of certificates representing Common Shares shall cease to have any rights as shareholders of the Corporation, except such rights, if any, as they may have pursuant to the Illinois Business Corporation Act (the "IBCA"), and, except as aforesaid, their sole right shall be the right to receive cash as aforesaid.

        DISSENTING COMMON SHARES. If the Merger is consummated, shareholders of the Company who comply with applicable statutory procedures will have certain rights under Section 11.65 of the IBCA to dissent and demand appraisal of, and payment in cash of the fair value of, their Common Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Common Shares, plus any accrued interest. Any such judicial determination of the fair value of Common Shares and interest could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Common Shares, including, without limitation, asset values and the investment value of the Common Shares. The value so determined could be more or less than the purchase price per Common Share pursuant to the Offer or the consideration per Common Share to be paid in the Merger.

        Notwithstanding anything in the Merger Agreement to the contrary, any Common Shares which are outstanding immediately prior to the Effective Time and which are held by shareholders who have not voted such Common Shares in favor of the approval and adoption of the Merger Agreement and who shall have properly demanded appraisal of such Common Shares in the manner provided in Section 11.70 of the IBCA ("Dissenting Common Shares"), if applicable, shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but the holders thereof shall be entitled to payment of the appraised value of such Common Shares in accordance with the provisions of Section 11.70 of the IBCA; PROVIDED, HOWEVER, that (i) if any holder of Dissenting Common Shares shall subsequently deliver a written withdrawal of his or her demand for appraisal of such Common Shares, or (ii) if any holder fails to establish his or her entitlement to appraisal rights as provided in Sections 11.65 and 11.70 of the IBCA, or (iii) if any such holder shall, for any other reason, become ineligible for such appraisal, then such holder shall forfeit the right to appraisal of such Common Shares and each such Common Share shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon. The Corporation shall not settle or compromise any claim for dissenters' rights prior to the Effective Time without the prior written consent of Danaher and the Bidder.

        BIDDER COMMON STOCK. Each share of common stock, par value $.01 per share, of the Bidder ("Bidder Common Stock") issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for one fully paid and non-assessable share of common stock, par value $1.25 per share ("Surviving Corporation Common Stock"), of the Surviving Corporation. From and after the Effective Time, each outstanding certificate theretofore representing shares of Bidder Common Stock shall be deemed for all purposes to evidence ownership of and to represent the same number of shares of Surviving Corporation Common Stock.

        EMPLOYEE STOCK OPTIONS. Subject to and in accordance with the terms of the applicable stock option plan of the Corporation and any related option agreement, immediately prior to the Effective Time, each holder of an outstanding option to purchase Common Shares granted under any employee stock option plan of the Corporation, other than a Cancelled Option or any other option with a stock appreciation right exercisable upon a change of control of the Corporation, whether or not then exercis-able, shall be entitled to receive from the Surviving Corporation for each Common Share subject to such option an amount in cash equal to the excess, if any, of the Merger Consideration over the per Common Share exercise price of such option without interest thereon, subject to all applicable tax withholding requirements. Subject to and in accordance with the terms of the Joslyn
    Corporation Non-Employee Director Stock Plan and any related option agreement, with respect to each stock option for 1,000 Common Shares granted within the six month period preceding the Closing, each at an exercise price of $24.75 per Common Share, to each non-employee director who is subject to the provisions of Sections 16(a) and 16(b) of the Exchange Act, Danaher shall provide each such non-employee director with an option to purchase 1,000 shares of Danaher's common stock (the "Substitute Options"). Each Substitute Option shall (a) be in substitution for, and cancellation of, such stock options granted under the applicable stock option plan of the Corporation (the "Cancelled Options"); (b) be in the form attached to the Merger Agreement as Annex C; and (c) be immediately exercisable in full at an exercise price of $22.625 per share of Danaher's common stock. Each non-employee director has waived the benefit of provisions of his Cancelled Option which would reduce such exercise price on account of market prices greater than $34 per Common Share. Subject to the foregoing, each option or other equity award with respect to Common Shares outstanding at the Effective Time under any stock option or other equity plan program or agreement of the Corporation shall automatically terminate and be cancelled upon consummation of the Merger. Danaher shall cause the Surviving Corporation to make all payments required under this paragraph.

        ADJUSTMENT OF MERGER CONSIDERATION. The Merger Agreement provides that in the event of any reclassification, recapitalization, stock split or stock dividend with respect to the Common Shares (or if a record date with respect to any of the foregoing shall occur) prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the amount of Merger Consideration per Common Share, and all references to the Merger Consideration in the Merger Agreement shall be deemed to be to the Merger Consideration as so adjusted.

        REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains representations and warranties by the Corporation with respect to, among other things, its organization, its capitalization, its authority to enter into the Merger Agreement, its recommendation of the Merger, required consents and approvals with respect to the Merger, the absence of conflicts upon execution and delivery of the Merger Agreement, compliance by the Corporation with applicable law, its filings with the Commission, its financial statements, the information supplied by the Corporation in connection with the Offer, the Corporation's employee benefit plans and other compensation arrangements, the absence of certain changes in its business, the absence of certain litigation with respect to the Corporation, the inapplicability of the Rights Agreement to the Offer and the Merger, tax matters relating to the Corporation, environmental matters, and compliance with certain provisions of the IBCA.

        The Merger Agreement also contains representations and warranties by Danaher, DH Holdings and the Bidder with respect to, among other things, their organization, Danaher's capitalization, their authority to enter into the Merger Agreement, required consents and approvals with respect to the Merger Agreement, the information supplied by them in connection with the Offer and their ability to finance the purchase of the Common Shares.

        COVENANTS OF THE CORPORATION. In the Merger Agreement, the Corporation has covenanted and agreed that, among other things, during the period from the date of the Merger Agreement to the Effective Time, the Corporation and its subsidiaries will each conduct its operations in all material respects according to its ordinary and usual course of business, and will use reasonable efforts to preserve intact its business organization and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it. The Corporation will promptly advise Danaher in writing of any change in the Corporation's or any of its subsidiaries' business or financial condition which is materially adverse to the Corporation and its subsidiaries taken as a whole, and will confer on a regular and frequent basis with representatives of Danaher to report upon the status of operations. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by the Merger Agreement, prior to the Effective Time, neither the Corporation nor any of its subsidiaries will, without the prior written consent of Danaher, (i) amend its Articles of Incorporation or By-Laws (or equivalent instruments);
    (ii) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of additional options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock of any class or any securities convertible into shares of capital stock of any class, except as required by any employee benefit or stock option plan or agreement existing as of the date of the Merger Agreement; (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any shares of its capital stock; PROVIDED, HOWEVER, that the Corporation may declare and pay to holders of Common Shares regular quarterly dividends of not more than $0.30 per Common Share; and PROVIDED, FURTHER, that any of the Corporation's subsidiaries may declare, set aside or pay any dividend or other distribution with respect to their capital stock; (iv) (x) create, incur, assume, maintain or permit to exist any long-term debt (including obligations in respect of capital leases); (y) except in the ordinary course of business and consistent with past practices, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any person other than any subsidiary of the Corporation; or (z) make any loans, advances or capital contributions to, or investments in, any person other than any of the subsidiaries of the Corporation, except for loans or advances to employees or customers in the ordinary course of business and consistent with past practices; (v) except in the ordinary course of business or as has been disclosed, sell, transfer, mortgage or otherwise dispose of or encumber, any business, subsidiary, assets that are material to the Corporation and its subsidiaries taken as a whole, or fixed assets that have a value on the Corporation's books, either individually or in the aggregate, in excess of $500,000; (vi) settle or compromise any pending or threatened suit, action or claim in which the amount involved is greater than $500,000 or which is material to the Corporation and its subsidiaries taken as a whole or which relates to the transactions contemplated by the Merger Agreement or modify, amend or terminate any contracts involving in excess of $500,000 or waive, release or assign any right or claim involving in excess of $500,000; (vii) make any material tax election or permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated, in each case without notice to Danaher; (viii) grant any material increase in the compen-sation payable or to become payable to any of its officers or employees or establish, adopt, enter into, make any new grants or awards under, be obligated to grant any awards under, or amend, any collective bargaining (except as required by law), bonus, profit sharing, thrift, compensation, stock option or other equity, pension, retirement, incentive or deferred compensation, employment, retention, termination, severance, health, life or other welfare, fringe or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, or grant or pay any benefit not required by any existing plan or arrangement; (ix) change in any material respect any of the accounting principles used by it, unless required by GAAP; (x) acquire any business or capital stock, merge or consolidate with any other person or sell, encumber or otherwise transfer any business or material portion thereof; or (xi) agree to do any of the foregoing.

        ACCESS TO INFORMATION. From the date of the Merger Agreement to the Effective Time, but subject to applicable confidentiality agreements creating obligations to others and excluding information provided to the Board with respect to the Offer, the Corporation shall, and shall cause its subsidiaries, officers, directors, employees, auditors and other agents to, afford the officers, employees, auditors and other agents of Danaher, and to representatives of and advisors to financing sources, reasonable access during normal business hours to its officers, employees, agents, properties, offices, plants and other facilities and to all books, records and contracts, and shall furnish Danaher and such financing sources with all financial, operating and other data and information as Danaher, through its officers, employees or agents, or such financing sources may from time to time reasonably request. The Corporation will promptly furnish to Danaher, at Danaher's expense and subject to the Confidentiality Agreement, a copy of each material document filed or received by it pursuant to the federal securities laws or federal or state tax laws or any Environmental Laws, and of such other documents as Danaher may reasonably request.

        SHAREHOLDER APPROVAL. Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, as soon as practicable following the purchase of the Common Shares pursuant to the Offer, the Corporation, acting through the Board, shall, in accordance with applicable law, except to the extent that the Board, after taking into account the advice of counsel to the Corporation, concludes that any action is required in the proper exercise of its fiduciary duties, take all steps necessary duly to call, set a record date for, give notice of, convene and hold a meeting of its shareholders as soon as practicable for the purpose of adopting and approving the Merger Agreement and the transactions contemplated thereby. At such meeting,

    Danaher and the Bidder will each vote, or cause to be voted, all Common Shares acquired in the Offer or otherwise beneficially owned by it or any of its subsidiaries on the record date for such meeting, in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

        The Corporation will, if required by law for the consummation of the Merger, prepare and file a Proxy Statement with the Commission, and shall use all reasonable efforts to obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with Danaher, to respond promptly to any comments made by the Commission with respect to the Proxy Statement and any preliminary version thereof and to cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time following the purchase of the Common Shares pursuant to the Offer. The Board and the Boards of Directors of Danaher and the Bidder have each determined that the Merger is advisable and in the best interests of shareholders of their respective companies and, except to the extent that the Board of Directors of the Corporation, after taking into account the advice of counsel to the Corporation, concludes that any action is required in the proper exercise of its fiduciary duties, the Board of Directors of the Corporation will (i) recommend to shareholders the approval of the Merger Agreement and the transactions contemplated thereby and the other matters to be submitted to shareholders in connection therewith and (ii) use all reasonable efforts to obtain the necessary approval by shareholders of the Merger Agreement and the transactions contemplated thereby.

        Notwithstanding the foregoing, in the event that after the closing of the Offer the Bidder shall be the owner of at least 90 percent of the outstanding Common Shares, the parties to the Merger Agreement shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer and compliance with the applicable provisions of the IBCA and any applicable rules of the Commission, without a meeting of shareholders of the Corporation, if practicable, in accordance with Section 253 of the Delaware General Corporation Law and Section 11.30 of the IBCA.

        REASONABLE EFFORTS. Subject to the terms and conditions of the Merger Agreement and the fiduciary duties of the Board of Directors of the Corporation, each of the parties to the Merger Agreement has agreed to use all reasonable efforts consistent with applicable legal requirements to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary or proper and advisable under applicable laws and regulations to ensure that the Offer Conditions and the conditions to the Merger Agreement are satisfied and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement.

        CONSENTS. The Merger Agreement provides that Danaher and the Corporation each shall use all reasonable efforts to obtain all material consents of third parties and governmental authorities, and to make all governmental filings, necessary for the consummation of the transactions contemplated by the Merger Agreement.

        PUBLIC ANNOUNCEMENTS. Danaher and the Corporation will consult with each other before issuing any press release or otherwise making any public statements with respect to the Offer or the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by obligations pursuant to any listing agreement with any securities exchange.

        CONSENT OF DH HOLDINGS. DH Holdings, as the sole shareholder of the Bidder, by executing the Merger Agreement has consented to the execution and delivery of the Merger Agreement by the Bidder and the consummation of the Merger and the other transactions contemplated thereby and such consent shall be treated for all purposes as a vote duly cast at a meeting of the shareholders of the Bidder held for such purpose.

        NO SOLICITATION. Neither the Corporation nor any of its subsidiaries nor any of their respective officers, directors, employees, agents or representatives (including, without limitation, investment bankers, attorneys and accountants) shall, directly or indirectly, (a) solicit, initiate or encourage or (b) enter into any discussions or negotiations with, in any way continue any discussions or negotiations commenced before the date of the Merger Agreement with, or disclose directly or indirectly any information not customarily disclosed concerning its business and properties to, or afford any access to its properties, books and records to, any corporation, partnership or other person or group in connection with any possible proposal (an "Acquisition Proposal") regarding a sale of the Corporation's capital stock or a merger, consolidation or sale or spin-off of all or a substantial portion of the assets of the Corporation or any subsidiary of the Corporation which is material to the Corporation and its subsidiaries taken as a whole, or a liquidation or a recapitalization of the Corporation, or any similar transaction; PROVIDED that (x) in response to an Acquisition Proposal made without such solicitation, initiation or encouragement, the Corporation may (to the extent that the Board, after taking into account the advice of counsel to the Corporation, concludes that any of the following actions is required in the proper exercise of its fiduciary duties) (i) furnish information with respect to the Corporation to any person pursuant to a confidentiality agreement no more favorable to such person than the Confidentiality Agreement is to Danaher and (ii) participate in negotiations regarding such Acquisition Proposal and (y) the Board shall be free to take and disclose any position with respect to a third party offer pursuant to Rules 14d-9 and 14e-2 under the Exchange Act and to make such disclosures to the Corporation's shareholders, which, upon the advice of the Corporation's counsel, are required by applicable law. The Corporation will notify Danaher immediately, orally and in writing, if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any such information is requested, with respect to an Acquisition Proposal or potential Acquisition Proposal or if any Acquisition Proposal is received or if the Corporation has been informed that an Acquisition Proposal is forthcoming, and will include in such notification the identity of the other party or parties and the material terms and conditions of any such request, inquiry or Acquisition Proposal. The Corporation will keep Danaher informed in reasonable detail of the status (including amendments or proposed amendments) of any such request, inquiry or Acquisition Proposal.

        INDEMNIFICATION; INSURANCE. Pursuant to the Merger Agreement, for a period of six years after the Effective Time, Danaher shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Corporation and its subsidiaries (collectively, the "Indemnified Parties") from and against, and pay or reimburse the Indemnified Parties for, all losses, obligations, expenses, claims, damages or liabilities (whether or not resulting from third-party claims and including interest, penalties, out-of-pocket expenses and attorneys' fees incurred in the investigation or defense of any of the same or in asserting any of their rights under the Merger Agreement) resulting from or arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) to the full extent permitted or required under applicable law and, in the case of indem-nification by the Surviving Corporation, to the extent permitted under the provisions of the Articles of Incorporation and the By-Laws of the
    Corporation, each as in effect at the date of the Merger Agreement (which provisions shall not be amended in any manner which adversely affects any Indemnified Party, for a period of six years), including provisions relating to advances of expenses incurred in the defense of any action or suit; PROVIDED that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of each such claim shall continue until final disposition of such claim. Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification, Danaher shall cause the Surviving Corporation to direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel selected by the Indemnified Party.

        Any Indemnified Party wishing to claim indemnification under the Merger Agreement shall provide notice to Danaher promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, PROVIDED that failure to provide such notice shall not relieve Danaher or the Surviving Corporation of its obligations hereunder except to the extent that Danaher or the Surviving Corporation is materially prejudiced thereby, and the Indemnified Party shall permit Danaher (at Danaher's expense) to assume the defense of any claim or any litigation resulting therefrom; PROVIDED that (i) counsel for Danaher who shall conduct the defense of such claim or litigation shall be reasonably satisfactory to the Indemnified Party, and the Indemnified Party may participate in such defense at such Indemnified Party's expense, and (ii) the omission by any Indemnified Party to give notice as provided herein shall not relieve Danaher of its indemnification obligation under the Merger Agreement except to the extent that such omission results in a failure of actual notice to Danaher and Danaher is materially damaged as a result of such failure to give notice. Danaher shall not, in the defense of any such claim or litigation, except with the consent of the Indemnified Party, consent to entry of any judgment or enter into any settlement that provides for injunctive or other nonmonetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation. In the event that Danaher does not accept the defense of any matter as above provided, or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Danaher or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Danaher or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; PROVIDED that Danaher shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld). In any event, Danaher and the Indemnified Parties shall cooperate in the defense of any action or claim subject to the Merger Agreement and the records of each shall be available to the other with respect to such defense.

        For not less than six years after the Effective Time, Danaher and the Bidder shall maintain in effect directors' and officers' liability insurance covering the Indemnified Parties who are currently covered by the Corporation's existing directors' and officers' liability insurance, on terms and conditions no less favorable to such directors and officers than those in effect on the date hereof; PROVIDED that in no event shall Danaher be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Corporation for such insurance; and, PROVIDED, FURTHER, that if the annual premiums of such insurance coverage exceed such amount, Danaher shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

        EMPLOYEE BENEFITS; SEVERANCE AGREEMENTS AND PLANS. Under the Merger Agreement, Danaher agrees to maintain, or cause the Surviving Corporation to maintain, until December 31, 1996, employee benefit plans which, in the aggregate, will provide benefits to the employees of the Corporation and its subsidiaries that are substantially comparable, in the aggregate, to those provided to such employees under the employee benefit plans of the Corporation in effect on the date of the Merger Agreement, and, after December 31, 1996, will provide such employees with benefits that are consistent with those provided to other employees of Danaher. To the extent that any employee of the Corporation or its subsidiaries is to be covered by any employee benefit plan of Danaher or its subsidiaries, such employee shall, for the purposes of eligibility and vesting (but not accrual of benefits under such plans), be credited with his or her years of service with the Corporation or its subsidiaries as of the Effective Time and with years of service with prior employers to the extent service with prior employers is taken into account under corresponding plans of the Corporation or its subsidiaries. With respect to any employee of the Corporation or its subsidiaries who becomes eligible to participate in any medical plan of Danaher or its subsidiaries (but without creating any obligation in Danaher or its subsidiaries to increase the medical conditions covered by any such medical plan of Danaher or its subsidiaries), (a) no condition that would have been covered under the applicable medical plan of the Corporation in which such employee participated immediately prior to the change in coverage shall be excluded as a pre-existing condition from coverage under any medical plan of Danaher or its subsidiaries and (b) amounts paid before such participation by such employee of the Corporation under the applicable medical plan of the Corporation with respect to the plan year in which such participation commences shall be taken into account in applying deductibles and maximum out-of-pocket limits applicable under the medical plan of Danaher with respect to the balance of such plan year to the same extent as if such amounts had been paid under such medical plan of Danaher.

        Danaher shall honor, or cause the Corporation to honor, effective upon the consummation of the Offer, the Corporation's obligations under the Corporation's existing severance agreements dated as of September 16, 1994 with Messrs. Diehl, Koprowski and Wolski. With respect to other employees, Danaher shall honor, or shall cause the Corporation to honor, effective upon the consummation of the Offer, the Corporation's Severance Plan for the Corporate Staff and the Severance Policy for Corporate Managers (such plan and policy, the "Severance Policies") as in effect on the date of the Merger Agreement, including the provisions of the Severance Policies relating to amendment or termination of the Severance Policies. The Corporation represents and warrants that correct copies of the Severance Policies have been filed as exhibits to Disclosure Statements. Danaher acknowledges that consummation of the Offer will constitute a "Change in Control" under such severance agreements and the Severance Policies.

        STOCK OPTIONS. Prior to the acquisition of Common Shares pursuant to the Offer, the Corporation will make all necessary and appropriate adjustments to (including without limitation an adjustment, reasonably satisfactory to the Bidder, in the number of Common Shares subject to outstanding options and in the option prices per Common Share to reflect the change in the number of Common Shares that will be outstanding following the Merger), and shall use all reasonable efforts to obtain all necessary consents with respect to, all of the Corporation's employee stock options other than any Cancelled Options, in order that such stock options may be cancelled and settled by the Corporation as provided above under "Employee Stock Options".

        TRANSFER TAXES. The Surviving Corporation shall pay any transfer Taxes payable in connection with the Merger and shall be responsible for the preparation and filing of any required Tax Returns with respect to such Taxes.

        ANTI-TAKEOVER STATUTES. If any "fair price," "moratorium," "control share acquisition" or other form of anti-takeover statute is or shall become applicable to the Offer, Merger or other transactions contemplated by the Merger Agreement, the Corporation and the members of the Board will grant such approvals and take such actions as are necessary so that the Offer, Merger and other trans-actions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of any such anti-takeover statute on the transactions contemplated thereby.

        NO AMENDMENT TO THE RIGHTS AGREEMENT. In the Merger Agreement, the Corporation covenants and agrees that so long as the Merger Agreement is in effect, it will not amend the Rights Agreement or redeem the Rights or terminate the Rights Agreement prior to the Effective Date, except as expressly contemplated by the Merger Agreement.

        NOTIFICATION OF CERTAIN MATTERS. The Corporation will give prompt notice to Danaher and the Bidder, and Danaher and the Bidder will give prompt notice to the Corporation, of (a) the occurrence or non-occurrence of any event likely to cause (i) any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect, and
    (ii) any failure of the Corporation, or of Danaher, DH Holdings or the Bidder, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied under the Merger Agreement; PROVIDED, HOWEVER, that the delivery of any such notice will not limit or otherwise affect the remedies available under the Merger Agreement to the party receiving such notice and (b) any communication (written or oral) received by any director or officer of the Corporation from any person that alleges any noncompliance with Environmental Laws or any Environmental Liability on the part of the Corporation or any of its subsidiaries that is material to the Corporation and its subsidiaries taken as a whole.

        DISPOSITION OF  LITIGATION.    Each  of  Danaher,  the  Bidder  and  the
    Corporation agrees promptly to use all reasonable efforts to withdraw (and shall not refile) all pending litigation between the parties.

        PROXY CONTEST. Danaher and the Bidder agree to withdraw (and not refile) the Schedule 14A filed with the Commission relating to the calling of a special meeting for, among other things, the removal of the directors of the Corporation.

        STOCK EXCHANGE LISTING. Danaher shall use all reasonable efforts to list on the New York Stock Exchange, upon official notice of issuance, the shares of common stock of Danaher to be issued upon exercise of the Substitute Options.

        CONDITIONS TO THE OBLIGATIONS OF DANAHER, THE BIDDER AND THE CORPORATION. The respective obligations of each party to the Merger Agreement to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) the Bidder shall have purchased all Common Shares duly tendered and not withdrawn pursuant to the terms of the Offer and subject to the terms thereof; PROVIDED that the obligation of Danaher, DH Holdings and the Bidder to effect the Merger shall not be conditioned on the fulfillment of this condition if the failure of the Bidder to purchase the Common Shares pursuant to the Offer shall have constituted a breach of the Offer or of the Merger Agreement; (b) there shall not be in effect any statute, rule or regulation enacted, promulgated or deemed applicable by any governmental authority of competent jurisdiction that makes consummation of the Merger illegal and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; PROVIDED, HOWEVER, that each of the parties shall use all reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; and (c) if required by the Corporation's Articles of Incorporation or the IBCA, the Merger Agreement shall have been approved and adopted by the affirmative vote of the holders of the requisite number of Common Shares in accordance with the Articles of Incorporation and By-Laws of the Corporation and the IBCA.

        CONDITIONS TO THE OBLIGATIONS OF THE CORPORATION. The obligation of the Corporation pursuant to the Merger Agreement to consummate the Merger is also subject to Danaher or the Bidder having made all filings required prior to the Closing with respect to, and having paid to the proper taxing authorities or made adequate provision for the payment of, all transfer Taxes payable in connection with the Merger.

        TERMINATION. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of the Corporation: (a) by mutual consent of the Board of Directors of Danaher and the Board; (b) by action of the Board of Directors of Danaher or action of the Board of Directors of the Corporation if at least that number of Common Shares required by the Minimum Condition shall not have been purchased in the Offer on or before November 20, 1995, or the Merger shall not have been consummated on or before February 20, 1996, PROVIDED, HOWEVER, that the Board of Directors of Danaher shall have no right to terminate the Merger Agreement after the consummation of the Offer; and PROVIDED, FURTHER, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer or the Merger, as the case may be, to occur on or before the aforesaid dates; (c) by either Danaher or the Corporation if the Offer shall expire or terminate in accordance with its terms without any Common Shares having been purchased thereunder and, in the case of termination by Danaher, the Bidder shall not have been required by the terms of the Offer or the Merger Agreement to purchase any Common Shares pursuant to the Offer; (d) by the Corporation if (i) the Bidder shall not timely amend the Offer as provided in the Merger Agreement or (ii) Danaher, DH Holdings or the Bidder shall fail to comply in any material respect with any of its covenants or agreements required to be complied with by it before the date of such termination and such failure to comply shall not be cured within four business days following receipt by Danaher from the Corporation of written notice of such failure and demand for cure; (e) by either Danaher, the Bidder or the Corporation, if any court of competent jurisdiction in the United States or other governmental agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, permanently enjoining or otherwise prohibiting the consummation of the Offer or the Merger, and such order, decree, ruling or other action shall have become final and non-appealable;
    (f) by the Corporation if prior to the purchase of Common Shares pursuant to the Offer, and after receipt of a Superior Proposal (defined in the Merger Agreement as a proposal to acquire, directly or indirectly, more than 50% of the Common Shares or all or any substantial portion of the consolidated assets of the Corporation and its subsidiaries and on terms which the Board of Directors of the Corporation determines in its good faith judgment, based on the advice of Goldman Sachs, to be more favorable to the Corporation's shareholders than the Offer and the Merger taken together) and at a time that is after the second business day after Danaher has received written notice from the Corporation advising Danaher of the Corporation's receipt of a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, the Board of Directors of the Corporation or any committee thereof (x) shall have withdrawn or modified in a manner adverse to the Bidder or Danaher, and in a manner consistent with the Merger Agreement (including as to timing and contents of notice to Danaher with respect to any Superior Proposal), its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other transaction contemplated by any of the foregoing or (y) shall have recommended a Superior Proposal or (z) shall have resolved to do any of the foregoing; PROVIDED, HOWEVER, that such termination under this clause (f) shall not be effective until the Corporation has made payment to DH Holdings of the Fee (as defined below) required to be paid pursuant to the Merger Agreement and has paid to Danaher $1.5 million for Expenses (as defined below) (Danaher agrees to refund any excess of such amount over actual Expenses) or deposited with a mutually acceptable escrow agent $1.5 million for reimbursement to Danaher, DH Holdings and the Bidder of Expenses; or (g) by the Corporation, upon approval of the Board of Directors of the Corporation, if, prior to the purchase of Common Shares pursuant to the Offer, the Board of Directors of the Corporation shall have withdrawn or modified in a manner adverse to the Bidder or Danaher, and in a manner consistent with the Merger Agreement (including as to timing and contents of notice to Danaher with respect to any Superior Proposal), its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve the execution by the Corporation of a definitive agreement providing for the acquisition of the Corporation or its assets or Common Shares pursuant to a Superior Proposal; PROVIDED, HOWEVER, that such termination under this clause (g) shall not be effective until the Corporation has made payment to DH Holdings of the Fee and has paid or deposited with a mutually acceptable escrow agent $1.5 million for reimbursement to Danaher, DH Holdings and the Bidder of Expenses (Danaher agrees to refund any excess of such amount paid over actual Expenses).

        In the event of termination of the Merger Agreement and abandonment of the Merger by Danaher, the Bidder or the Corporation, written notice thereof shall forthwith be given to the others, and the Merger Agreement shall terminate and the Merger shall be abandoned, without further action by any of the parties thereto. The Bidder agrees that any termination by Danaher shall be conclusively binding upon it, whether given expressly on its behalf or not, and the Corporation shall have no further obligation with respect to it. If the Merger Agreement is terminated, no party thereto shall have any liability or further obligation to any other party to the Merger Agreement, PROVIDED that any termination shall be without prejudice to the rights of any party thereto arising out of breach by any other party of any covenant or agreement contained in the Merger Agreement, and PROVIDED FURTHER that certain obligations set forth in the Merger Agreement shall in any event survive any termination.

        FEES AND EXPENSES.  Pursuant to the Merger Agreement, in the event that:
    (a) any person (including, without limitation, the Corporation or any affiliate thereof) or group, other than Danaher or any affiliate of Danaher, shall have become the beneficial owner of more than 15% of the then outstanding Common Shares and thereafter the Merger Agreement shall have been terminated pursuant to its terms and within 12 months of such termination a Third Party Acquisition (as hereinafter defined) shall occur; or (b) any person or group shall have commenced, publicly proposed or communicated to the Corporation a proposal that is publicly disclosed for a tender or exchange offer for more than 30% (or which, assuming the maximum amount of securities which could be purchased, would result in any person or group beneficially owning more than 30%) of the then outstanding Common Shares or otherwise for the direct or indirect acquisition of the Corporation or all or substantially all of its assets for per Common Share consideration having a value greater than the per Common Share amount proposed to be paid pursuant to the Offer under the Merger Agreement and (i) the Offer shall have remained open for at least 20 business days, (ii) the Minimum Condition shall not have been satisfied and (iii) the Merger Agreement shall have been terminated pursuant to the provisions described in "Termination" above; and (c) the Merger Agreement is terminated pursuant to clause (f) or (g) of "Termination" above; then, in any such event, the Corporation shall pay DH Holdings promptly (but in no event later than one business day after the first of such events shall have occurred) a fee of $6 million (the "Fee"), which amount shall be payable in immediately available funds, plus all Expenses (defined as all out-of-pocket expenses and fees up to $1.5 million in the aggregate (including, without limitation, fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel for arranging, committing to provide or providing any financing for the Offer, the Merger and any transactions contemplated thereby or structuring the transactions and all fees of counsel, accountants, experts and consultants to Danaher, DH Holdings and the Bidder, and all printing and advertising expenses) actually incurred or accrued by either of them or on their behalf in connection with the transactions, including, without limitation, litigation related thereto and the financing thereof, and actually incurred or accrued by banks, investment banking firms, other financial institutions and other persons and assumed by Danaher, DH Holdings or the Bidder in connection with the negotiation, preparation, execution and performance of the Merger Agreement, the structuring and financing of the Offer, the Merger and any transactions contemplated thereby and any litigation and any financing commitments or agreements relating thereto); provided that, in the case described in clause (b) above, if (x) the Danaher has terminated this Agreement and (y) the Board of Directors of the Corporation or any committee thereof (A) shall not have withdrawn or modified in a manner adverse to the Bidder or the Danaher its approval or recommendation of the Offer this Agreement and the Merger, (B) shall not have approved or recommended the proposal of such person or group and (C) shall not have resolved to do any of the foregoing, the Corporation shall pay to DH Holdings on such termination all Expenses and shall pay the Fee only if, within 12 months of such termination, a Third Party Acquisition shall occur.

        "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Corporation by merger, consolidation or other business combination transaction by any person other than Danaher, the Bidder or any affiliate thereof (a "Third Party"); (ii) the acquisition by any Third Party of 50% or more (in book value or market value) of the total assets of the Corporation and its subsidiaries, taken as a whole; (iii) the acquisition by a Third Party of 50% or more of the outstanding Common Shares whether by tender offer, exchange offer or otherwise; (iv) the adoption by the Corporation of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Corporation or any of its subsidiaries of 50% or more of the outstanding Common Shares.

        Except as set forth above, all costs and expenses incurred in connection with the Merger and the Offer, the Merger Agreement and any transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not such Transaction is consummated.

        In the event that the Corporation shall fail to pay the Fee or any Expenses when due, the term "Expenses" shall be deemed to include the costs and expenses actually incurred or accrued by Danaher, DH Holdings and the Bidder (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of the provisions of the Merger Agreement relating thereto, together with interest on such unpaid Fee and Expenses, commencing on the date that the Fee or such Expenses became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank's Prime Rate plus 1.00%.

        AMENDMENT AND MODIFICATION. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented only by written agreement of Danaher, DH Holdings, the Bidder and the Corporation at any time prior to the Effective Time with respect to any of the terms contained therein, PROVIDED, that after the Merger Agreement is adopted by the Corporation's shareholders, no such amendment or modification shall be made that reduces the amount or changes the form of the Merger Consideration or otherwise materially and adversely affects the rights of the Corporation's shareholders thereunder, without the further approval of such shareholders.

        WAIVER OF COMPLIANCE; CONSENTS. Any failure of Danaher, DH Holdings, or the Bidder, on the one hand, or the Corporation, on the other hand, to comply with any obligation, covenant, agreement or condition in the Merger Agreement, may be waived by the Corporation or Danaher, respectively, only by a written instrument signed by the party granting such waiver (and, in the case of the Corporation, approved with the concurrence of a majority of the Independent Directors, if required under the Merger Agreement), but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever the Merger Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth above. DH Holdings and the Bidder agree that any consent or waiver of compliance given by Danaher under the Merger Agreement shall be conclusively binding upon them, whether given expressly on their behalf or not.

        SURVIVAL OF WARRANTIES. Each and every representation and warranty, except for representations and warranties concerning finders and investment bankers (if the Merger Agreement is terminated before consummation of the Offer) made by the Company in Article IV of the Merger Agreement, and each and every representation and warranty made by Parent, DH Holdings and the Bidder in Article V, except for representations and warranties concerning capitalization, finders and investment bankers (if the Merger Agreement is terminated before consummation of the Offer) shall expire with, and be terminated and extinguished by, the Merger, or the termination of the Merger Agreement pursuant to its terms.

        Pursuant to the Merger Agreement, certain conditions of the Offer contained, among other places, in the Introduction and Section 14 of the Offer have been amended and restated in their entirety as follows:

        Notwithstanding any other provision of the Offer, the Bidder shall not be required to accept for payment, or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Bidder's obligation to pay for or return tendered shares after the termination or withdrawal of the Offer), to pay for any Common Shares not theretofore accepted for payment or paid for, and the Bidder may (subject to the terms of the Merger Agreement) amend or terminate the Offer as to such Common Shares not theretofore accepted for payment or paid for, the purchase of, and/or (subject to any such applicable rules and regulations of the Commission), (i) unless there are validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Common Shares which, when aggregated with the Common Shares currently owned by Danaher and any of its subsidiaries, represents at least two-thirds of the Common Shares on a fully-diluted basis or (ii) if at any time on or after the date of the Merger Agreement and at or before the time that the particular Common Shares are accepted for payment (whether or not any other Common Shares shall theretofore have been accepted for payment or paid for pursuant to the Offer) any of the following conditions exists:

           (a) there shall have been any action or proceeding brought by any governmental authority before any federal or state court, or any order or preliminary or permanent injunction entered in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, located or having jurisdiction within the United States or any country or economic region in which either the Corporation or Danaher, directly or indirectly, has material assets or operations, or any statute, rule, regulation, legislation, interpretation, judgment or order enacted, entered, enforced, promulgated, amended, issued or deemed applicable to the Bidder, the Corporation or any subsidiary or affiliate of the Bidder or the
       Corporation or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency located or having jurisdiction within the United States or any country or economic region in which either the Corporation or Danaher, directly or indirectly, has material assets or operations, which could reasonably be expected to have the effect of: (i) making illegal, or otherwise directly or indirectly prohibiting, materially restraining or making materially more costly, the making of the Offer, the acceptance for payment of, payment for, or ownership, directly or indirectly, of some or  all  of  the  Common  Shares  by  Danaher  or  the  Bidder,  the
       consummation of any of the transactions contemplated by the Merger Agreement or materially delaying the Merger; (ii) prohibiting or materially limiting the ownership or operation by the Corporation or any of its subsidiaries that owns a material portion of the business and assets of the Corporation and its subsidiaries taken as a whole, or by Danaher, the Bidder or any of Danaher's subsidiaries, of all or any material portion of the business or assets of the Corporation and its subsidiaries taken as a whole or Danaher and its subsidiaries taken as a whole, or compelling the Bidder, Danaher or any of Danaher's subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Corporation and its subsidiaries taken as a whole or Danaher and its subsidiaries taken as a whole, as a result of the transactions contemplated by the Offer or the Merger Agreement; (iii) imposing limitations on the ability of the Bidder, Danaher or any of Danaher's subsidiaries effectively to acquire or hold or to exercise full rights of ownership of Common Shares, including, without limitation, the right to vote any Common Shares acquired or owned by Danaher or the Bidder or any of Danaher's subsidiaries on all matters properly presented to the shareholders of the Corporation, including, without limitation, the adoption and approval of the Merger Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary (other than immaterial subsidiaries) directly or indirectly owned by the Corporation;
       (iv) requiring divestiture by Danaher or the Bidder, directly or indirectly, of any Common Shares; or (v) which could reasonably be expected to materially adversely affect the business, financial condition or results of operations of the Corporation and its subsidiaries taken as a whole or the value of the Common Shares or of the Offer to the Bidder or Danaher;

           (b) there shall have occurred, or the Bidder shall have become aware of any fact that has had, or could reasonably be expected to have, a Material Adverse Effect (defined in the Merger Agreement as a material adverse effect on the business, assets, financial condition or results of operations of the Corporation and its subsidiaries taken as a whole);

           (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a decline of at least 20% in either the Dow Jones Average of Industrial

       Stocks or the Standard & Poor's 500 index from that existing at the close of business on August 18, 1995, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or any other event that could reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions in the United States or (v) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would reasonably be expected to have a Material Adverse Effect or prevent (or materially delay) the consummation of the Offer;

           (d) (i) it shall have been publicly disclosed or the Bidder shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of 15% or more of the outstanding Common Shares has been acquired by any corporation (including the Corporation or any of its subsidiaries or affiliates), partnership, person or other entity or group (as defined in Section 13(d)(3) of the Exchange Act), other than Danaher or any of its affiliates, or (ii) (A) the Board of Directors of the Corporation or any committee thereof shall have withdrawn or modified in a manner adverse to the Danaher or the Bidder the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of Common Shares other than the Offer and the Merger, (B) any such corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Corporation with respect to a tender offer or exchange offer for any Common Shares or a merger, consolidation or other business combination with or involving the Corporation or (C) the Board of Directors of the Corporation or any committee thereof shall have resolved to do any of the foregoing;

           (e) any of the representations and warranties of the Corporation set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties (other than representations and warranties made as of a specified date) were made at the time of such determination;

           (f) the Corporation shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Corporation to be performed or complied with by it under the Merger Agreement prior to the time of such determination; or

           (g) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Corporation;

       which, in the good faith sole judgment of the Bidder with respect to each and every matter referred to above and regardless of the circumstances (including any action or inaction by the Bidder or any of its affiliates not inconsistent with the terms hereof and the terms of the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Common Shares or to proceed with the Merger.

        The foregoing conditions are for the sole benefit of the Bidder and may be asserted by the Bidder regardless of the circumstances giving rise to any such condition or may be waived by the Bidder in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by the Bidder at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    Item 4 of the Schedule 14D-9 is hereby amended or supplemented as follows:

        The Board has determined unanimously that the Offer and the Merger are fair to and in the best interest of the stockholders of the Corporation (other than Danaher and its subsidiaries) and recommends that all stockholders of the Corporation accept the Offer and tender all of their Common Shares pursuant to the Offer. A copy of the press release issued jointly by the Corporation and Danaher on August 21, 1995 announcing the Merger and the amended Offer is filed as Exhibit 14 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

        The Board's recommendation is based in part upon an opinion received by the Board from Goldman Sachs that, based upon and subject to the matters set forth therein, as of the date thereof the $34 per Common Share in cash to be received by the holders of Common Shares (other than Danaher Corporation and its subsidiaries) in the Offer and the Merger pursuant to the Merger Agreement is fair to such holders. A copy of the written opinion of Goldman Sachs is filed as Exhibit 15 and is also attached hereto as Annex II. Stockholders are urged to read the text of such opinion in its entirety for a statement of matters considered, assumptions made and the scope of review of Goldman Sachs.

        In reaching its conclusions, the Board also considered a number of other factors, including, without limitation, the following:

           (i) the financial and other terms and conditions of the Offer and the Merger Agreement and the course of negotiations with respect thereto;

           (ii) the $34 per Common Share price to be received by the Company's shareholders in both the Offer and the Merger represents a substantial premium over the closing market price of $24.75 per Common Share on July 7, 1995, the last full trading day before Danaher publicly proposed to acquire the Corporation for $32 per Common Share;

          (iii) that no other potential acquiror or strategic partner had expressed an interest in engaging in a business combination that would likely be on terms as favorable to the Corporation's shareholders as those of the Offer and Merger, and the views of management and Goldman Sachs as to the likelihood that any such superior transaction would occur;

          (iv) the recent and historical trading prices and price/earnings multiples for the Common Shares, together with the amount of trading liquidity of the Common Shares;

           (v)  the  historical  financial  condition,  results  of  operations,
       business  and  prospects  of  the  Corporation,  together  with   current
       industry, economic and market conditions;

          (vi) the Corporation's strategic plans and prospects as an independent company;

          (vii) the recent and historical trading prices of the Common Shares, and the ratios at which shares of similar companies had been trading;

         (viii) the level of trading liquidity for the Common Shares;

          (ix) the Corporation's ability to accept a superior offer (subject to certain restrictions and fees);

           (x) the likelihood that the closing conditions to Offer and the Merger would be satisfied;

          (xi) the costs and management distraction that would result from a contest for control of the Corporation;

          (xii) the recommendation of the Corporation's management; and

         (xiii) the active and direct role of the Board in the consideration of the Danaher proposal and various alternatives at numerous meetings.

        The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, September 1, 1995. As set forth in the Offer, the Bidder will purchase Shares tendered prior to the close of the Offer if the Minimum Condition has been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Shareholders considering not tendering their Shares pending the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, the Bidder is not obligated to purchase any Common Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger.

        Under IBCA, the approval of the Board and the affirmative vote of the holders of two-thirds of the outstanding Common Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, the Bidder will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other shareholder.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    Item 6(b) is hereby amended and supplemented as follows:

        To the best of the Corporation's knowledge, all of the Corporation's directors and executive officers who own Shares currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    Item 7 is hereby amended and supplemented as follows:

        (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Corporation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Corporation or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Corporation; or (iv) any material change in the present capitalization or dividend policy of the Corporation.

        (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

    Item 8 is hereby amended and supplemented as follows:

    (A) LITIGATION

        (i) The Danaher Action

        Pursuant to the Merger Agreement, each of Danaher, the Bidder and the Corporation has agreed promptly to use all reasonable efforts to withdraw (and not refile) the Danaher Action.

    (B) PROXY CONTEST

        Pursuant to the Merger Agreement, Danaher and the Bidder have agreed to withdraw (and not refile) Danaher's Proxy Statement.

    (C) AMENDMENT TO RIGHTS AGREEMENT

        Pursuant to the Merger Agreement, the Corporation and the Rights Agent have entered into a Second Amendment to Rights Agreement dated as of August 20, 1995, providing, among other things, that neither Danaher nor the Bidder nor any of their affiliates will become an "Acquiring Person," and that neither a "Distribution Date" nor any of certain triggering events under the Rights Agreement will occur as a result of the announcement, commencement or consummation of the Offer, the execution or delivery of the Merger Agreement or any amendment thereto in accordance with its terms or the consummation of the transactions contemplated by the Merger Agreement. Except as expressly provided in such amendment, the Rights Agreement remains in full force and effect.

        A copy of such amendment is filed as Exhibit 16 hereto and is incorporated herein and made a part hereof by this reference.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit 13  Agreement and Plan of Merger dated as of August 20, 1995, among Danaher, DH
             Holdings, the Bidder and the Corporation.

Exhibit 14  Press release dated August 21, 1995, disclosing the execution of the Merger
             Agreement.

Exhibit 15  Fairness opinion of Goldman Sachs dated August 20, 1995.

Exhibit 16  Second Amendment to Rights Agreement dated as of August 20, 1995, between the
             Corporation and the Rights Agent.

Exhibit 17  Letter to the Corporation's shareholders dated August 22, 1995, from William E.
             Bendix and L. G. Wolski.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          JOSLYN CORPORATION

                                          By /s/_Wayne M. Koprowski_____________
                                             VICE PRESIDENT, GENERAL
                                             COUNSEL AND SECRETARY

Dated: August 22, 1995

                                                                         ANNEX I

                               JOSLYN CORPORATION
                             30 SOUTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER
                            ------------------------

    This Information Statement, which is being mailed on or about August 22, 1995, to the holders of record of shares of common stock, par value $1.25 per share (the "Shares" or "Common Shares") of Joslyn Corporation, an Illinois corporation (the "Corporation"), is being furnished in connection with the designation by TK Acquisition Corporation, a Delaware corporation (the "Bidder"), of persons (the "Bidder Designees") to the Board of Directors of the Corporation (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as August 20, 1995 (the "Merger Agreement"), by and among the Corporation, Bidder, DH Holdings Corp., a Delaware corporation ("DH Holdings") and Danaher Corporation, a Delaware corporation ("Danaher").

    Pursuant to the Merger Agreement, the Bidder has increased to $34.00 per Share the purchase price payable pursuant to the Bidder's offer to purchase all of the outstanding Shares and the associated Common Stock Purchase Rights upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 24, 1995, of the Bidder (the "Offer to Purchase"), as amended and supplemented by a supplement thereto, dated August 22, 1995 (the "Supplement"), and the related Letters of Transmittal (which together constitute the "Offer"). The Merger Agreement provides that promptly (subject to any applicable requirements under Section 14(f) of the Exchange Act) upon the purchase by the Bidder of the Shares pursuant to the Offer, the Board shall amend its By-Laws to provide that the number of directors shall be no less than seven (7) and no more than twelve (12) persons, Steven M. Rales, Mitchell P. Rales, George M. Sherman, Patrick W. Allender, C. Scott Brannan and James H. Ditkoff shall be elected by the Board as additional directors of the Corporation (or, if any such persons shall be unavailable, other persons designated by the Bidder and reasonably acceptable to the Independent Directors) and William E. Bendix, James M. Reed and L.G. Wolski shall resign as directors of the Corporation, and thereafter until the Effective Time (defined to mean the date and time when the Merger shall become effective): (i) the total number of directors of the Corporation shall be nine (9); (ii) the Bidder shall be entitled to designate up to six directors; and (iii) the Board shall have at least three Independent Directors (defined as directors of the Corporation then in office who are neither designated by the Bidder nor otherwise affiliated with Danaher or the Bidder and are not employees of the Corporation or any of its subsidiaries). Following the election or appointment of the Bidder's designees and prior to the Effective Time, any amendment to the Merger Agreement or the Articles of Incorporation or By-Laws of the Corporation, any termination of the Merger Agreement by the Corporation, any extension by the Corporation of the time for the performance of any of the obligations or other acts of Danaher or the Bidder and any waiver of any of the Corporation's rights under the Merger Agreement will require the concurrence of a majority of the Independent Directors.

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the Merger and other information concerning the Offer are contained in the Offer to Purchase, the Supplement and the related Letters of Transmittal of the Bidder, and in Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 of the Corporation (as amended from time to time, the "Schedule 14D-9"), copies of which have been mailed to holders of the Shares. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "Commission") as exhibits to the Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), of the Bidder and as exhibits to the Schedule 14D-9. The Schedule 14D-1, the Schedule 14D-9 and the respective exhibits thereto may be examined at and copies may be obtained from the Commission, except that they will not be available at the regional offices of the Commission. The discussion of any such document included herein is qualified in its entirety by reference to the text of such document.

    THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

    The information contained in this Information Statement concerning the Bidder has been furnished to the Corporation by the Bidder and the Corporation assumes no responsibility for the accuracy, completeness or fairness of any such information.

                              THE BIDDER DESIGNEES

    GENERAL. The table below sets forth the name, age, present principal occupation or employment and five-year employment history for each of the Bidder Designees. The business address of each Bidder Designee is c/o Danaher Corporation, 1250 24th Street, N.W., Washington, D.C. 20037.

                                                            PRINCIPAL OCCUPATION OR EMPLOYMENT;
     NAME AND AGE                                       FIVE-YEAR EMPLOYMENT HISTORY; DIRECTORSHIPS
-----------------------             -----------------------------------------------------------------------------------
Steven M. Rales                 43  Chairman of the Board of Danaher since January 1984. Mr. Rales has been a General
                                    Partner, since 1979, in Equity Group Holdings, a general partnership located in
                                    Washington, D.C. with interests in media operations, publicly traded securities and manufacturing companies.
Mitchell P. Rales               38  Director of Danaher since January 1984. Mr. Rales served as President of Danaher from March 1987 to January 1990 and Executive Vice President of Danaher from
                                    January 1984 to March 1987. He has been a General Partner of Equity Group Holdings since 1979.
George M. Sherman               53  President and Chief Executive Officer and a director of Danaher since February
                                    1990. Mr. Sherman served as a Corporate Executive Vice President and President of
                                    the Power Tools and Home Improvement Group at The Black and Decker Corporation from
                                    1985 to 1990.
C. Scott Brannan                36  Vice President - Administration and Controller of Danaher since November 1987.
Patrick W. Allender             48  Chief Financial Officer of Danaher since March 1987.
James H. Ditkoff                49  Vice President-Finance/Tax of Danaher since January 1991. Mr. Ditkoff has served in an executive capacity in finance/tax for Danaher since September 1988.

    Except as set forth below under "LITIGATION," no Bidder Designee nor any associate thereof is a party adverse to the Corporation or any of its subsidiaries, or has a material interest adverse to the Corporation or any of its subsidiaries, in any material pending legal proceedings.

    Since January 1, 1994, no Bidder Designee, nor any member of the immediate family thereof, nor Danaher, has had or will have a direct or indirect material interest in any transaction, series of similar transactions or currently proposed transactions to which the Corporation or any of its subsidiaries is a party, in which the amount involved exceeds $60,000, except for the Merger and the transactions contemplated thereby.

    Since January 1, 1994, no Bidder Designee, nor any member of the immediate family thereof, has been indebted to the Corporation or any of its subsidiaries in an amount in excess of $60,000.

    No relationship regarding the Bidder Designees exists or has existed since January 1, 1994 that is required to be disclosed pursuant to Item 404(b) under Regulation S-K.

    There is no information regarding the Bidder Designees that is required to be disclosed pursuant to Item 402 under Regulation S-K.

    LITIGATION. Pursuant to the Merger Agreement, each of Danaher, the Bidder and the Corporation has agreed to use all reasonable efforts to withdraw (and shall not refile) the litigation brought by Danaher and the Bidder against the Corporation in the United States District Court for the Northern District of Illinois.

CERTAIN INFORMATION CONCERNING THE COMPANY

    The Common Shares constitute the only class of voting securities of the Corporation. As of August 8, 1995, there were 7,195,240 Common Shares outstanding. Each Common Share entitles its record holder to one vote. Shareholders of the Corporation do not have cumulative voting rights. The Board currently consists of six members.

SECURITY OWNERSHIP OF MANAGEMENT ON AUGUST 1, 1995

    The following table sets forth information about the beneficial ownership of the Corporation's Common Shares for each Director, each Executive Officer named in the Summary Compensation Table in this statement, and all Directors and Executive Officers of the Corporation as a group as of August 1, 1995.

                                                                                               NUMBER OF
DIRECTORS                                                                                      SHARES(A)
--------------------------------------------------------------------------------------------  -----------
William E. Bendix...........................................................................       4,730
John H. Deininger...........................................................................       2,283
Richard C. Osborne..........................................................................       2,133
James M. Reed...............................................................................       1,883
Lawrence A. Reed............................................................................       1,783
Lawrence G. Wolski..........................................................................      42,717
CERTAIN EXECUTIVE OFFICERS
--------------------------------------------------------------------------------------------
George W. Diehl.............................................................................      16,132
Wayne M. Koprowski..........................................................................      23,438
Steven L. Thunander.........................................................................      25,281
Directors and Officers as a Group...........................................................     120,380

------------------------
(a) Includes shares Executive Officers have the right to acquire pursuant to the Corporation's Employee Stock Benefit and Stock Option Plans. The number of shares which each of the above individuals have the right to acquire are: Mr. Wolski 28,717 shares; Mr. Diehl 14,037 shares; Mr. Koprowski 16,660 shares; Mr. Thunander 20,046 shares.

    In addition to the shares shown as owned by the Directors and Executive Officers in the preceding table, the following approximate number of shares are held by the Profit Sharing Plan in which the individuals named have shared voting power as to those shares: Mr. Wolski 1,555 shares; Mr. Diehl 1,498 shares; Mr. Koprowski 904 shares; and Mr. Thunander 1,181 shares;

    None of the Directors or Executive Officers hold 1.0% or more of the outstanding shares of the Corporation.

    All  Directors   and  Executive   Officers  complied   with  the   reporting
requirements of Section 16(a).

PRINCIPAL HOLDERS OF VOTING SECURITIES

    The following table sets forth certain information regarding the beneficial ownership of the Corporation's Common Shares on August 1, 1995, by each person known by management to be the beneficial owner of more than 5% of the outstanding shares of the Corporation:

                                                                                    AMOUNT AND NATURE OF    PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                                                BENEFICIAL OWNERSHIP   OF CLASS
----------------------------------------------------------------------------------  --------------------  -----------
Robert D. MacDonald, James H. Ingersoll &                                                   646,754(a)            9%
 David L. Everhart, Trustees
 150 N. Michigan Avenue, Suite 2500
 Chicago, Illinois 60601

Danaher Corporation                                                                         613,550(b)          8.5%
 1250 24th Street, N. W.
 Washington, D. C. 20037

Joslyn Retirement Plans' Company Stock Trust                                                445,188(c)          6.2%
 30 South Wacker Drive
 Chicago, Illinois 60606

Pioneering Management Corporation                                                           430,337(d)            6%
 60 State Street
 Boston, Massachusetts 02109

------------------------
(a) Includes 480,085 shares held by Messrs. MacDonald, Ingersoll and Everhart as co-trustees of the Alice Newell Joslyn Trust and the Marcellus Lindsey Joslyn Trust. These trusts have sole voting and dispositive power with respect to the shares in each trust. In addition to the 480,085 shares held with co-trustees Messrs. Ingersoll and Everhart, Mr. MacDonald holds 166,669 shares as a trustee of other trusts.

(b) Danaher Corporation has reported in an amendment to its Schedule 13D dated July 10, 1995 that it has sole voting and dispositive power as to 613,550 shares.

(c) Joslyn Retirement Plans' Company Stock Trust ("Trust") has sole voting and investment power for 43,173 of such shares and shared voting and investment power for 402,015 of such shares. The Trust beneficially owns certain of the above shares for the Corporation's Employees' Savings and Profit Sharing Plan ("Profit Sharing Plan") and the Trustee has power to dispose of such shares; provided, however, that in the event of a tender or exchange offer, the participants generally have the right to direct the Trustee on how to respond to the tender or exchange offer.

(d) Pioneering Management Corporation has reported in its Form 13G that it has sole voting power as to 430,337 shares and shared dispositive power as to 430,337 shares.

BOARD OF DIRECTORS AND COMMITTEES

    The Board of Directors is currently comprised of Messrs. William C. Bendix, John H. Deininger, Richard C. Osborne, James M. Reed, Lawrence A. Reed and Lawrence G. Wolski. The Board of Directors has standing Audit, Compensation and Nominating Committees. Messrs. William E. Bendix, Donald B. Hamister (a former director) and Richard C. Osborne were the members of the Audit Committee during 1994. Messrs. John H. Deininger, Hamister and Osborne were members of the Compensation Committee during 1994. Messrs. Raymond E. Micheletti (a former director), Bendix, Deininger, and Hamister were members of the Nominating Committee during 1994.

    Among other responsibilities, the Audit Committee recommends the selection of the independent public accountants, reviews the scope and procedures of the planned audit activities and reviews the results of the audits. The Audit Committee considers and approves in advance non-audit services performed by the independent public accountants to determine that such services do not compromise their independence. The Compensation Committee recommends the compensation to be paid for the services of  the  Directors  and  Executive Officers  of  the  Corporation.  The
Nominating   Committee   develops   criteria   for   Directors,   evaluates  the
qualifications of and interviews prospective candidates for the Board of Directors of the Corporation and makes recommendations to the Directors of nominees for election to the Board of Directors of the Corporation.

    During 1994, there were two meetings for each of the Audit and Succession Committees. There were five meetings of the Compensation Committee. There were eight meetings of the Board of Directors in 1994. All members of the Board attended more than seventy-five percent of the meetings of the Board, and all members of the Committees attended all meetings of the Committees of the Board.

COMPENSATION OF DIRECTORS

    Directors of the Corporation who are employees serve without additional compensation. Directors of the Corporation who are not employees of the Corporation each receive an annual retainer fee of $19,000, one half of which is payable in cash and the other half of which is payable in options to purchase 1,000 Common Shares pursuant to the Non-Employee Director Stock Option Plan. These Directors also receive $700 for each meeting of the Board of Directors or a Committee thereof attended. The Chairman of the Board of Directors receives an additional retainer of $100,000 per year to serve in that capacity.

    On July 19, 1995, the Compensation Committee of the Board of Directors approved a $25,000 payment to William E. Bendix, in his capacity as Chairman of the Board of the Corporation, in recognition of the extra time being devoted by him to the Corporation's affairs.

    In addition to his annual retainer and meeting fees, Mr. Deininger also performed consulting services for the Corporation in 1994 earning $2,775.

    Directors who are not employees may elect to become participants in the Deferred Compensation Plan in order to defer all or a portion of their fees. Deferred fees otherwise payable are credited to a participant's Deferred Fee Account bearing an annual interest rate. Upon termination of their services, payment from the Deferred Fee Account will be paid to the former Directors in installments.

SUMMARY COMPENSATION TABLE

    The following table sets forth the compensation paid or to be paid for the fiscal year 1994 to the Chief Executive Officer during 1994 and to the four most highly compensated Executive Officers of the Corporation. A more detailed explanation follows the table.

                                                                                        LONG-TERM
                                                                                      COMPENSATION
                                                                                         AWARDS
                                                                                     ---------------
                                                                                       SECURITIES
                                                                                       UNDERLYING
                                                                                        OPTIONS/         ALL OTHER
NAME AND PRINCIPAL POSITION                       YEAR      SALARY(1)      BONUS         SARS(#)      COMPENSATION(2)
----------------------------------------------  ---------  -----------  -----------  ---------------  ----------------
Raymond E. Micheletti                                1994  $   308,851  $    53,550             0        $    8,860
 President and                                       1993      299,224       91,125                          15,485
 Chief Executive Officer                             1992      250,557      107,800                          16,078

Lawrence G. Wolski                                   1994  $   245,393  $    61,000         8,167        $    8,860
 Executive Vice President,                           1993      237,548       73,552                          15,485
 Chief Financial Officer                             1992      233,001       82,854                          16,078

George W. Diehl                                      1994  $   148,246  $    18,948         3,271        $   10,398
 Vice President                                      1993      138,371       15,989                          10,284
                                                     1992      122,792       26,148                          10,901

Wayne M. Koprowski                                   1994  $   155,651  $    18,574         3,388        $    8,860
 Vice President,                                     1993      148,610       32,400                          10,716
 General Counsel & Secretary                         1992      145,157       40,625                          13,845

Steven L. Thunander                                  1994  $   165,358  $       667         3,529        $    5,814
 Vice President                                      1993      164,882       25,000                           5,839
                                                     1992      163,800       28,529                           7,997

------------------------
Mr. Micheletti retired on December 31, 1994. Upon his retirement, Mr. Micheletti will receive an annual sum in the amount of $20,500 per year as part of a non-qualified, unfunded supplemental retirement payment. He will receive this amount until the year 2004. The final payment of $13,146 will be made in 2005. In the event of his prior death, Mr. Micheletti's spouse will continue to receive the payments until 2005 or until her death at which time the payments will cease.

(1) Salary includes base compensation and contributions made under the Joslyn Corporation Retirement Parity Compensation Plan ("Parity Plan"). Certain Executive Officers of Joslyn Corporation are participants in the Parity Plan. The Parity Plan provides annual payments to eligible employees who may elect to deposit their payments in an individual trust. Each trust provides for distribution upon: (1) retirement after attaining age 60, (2) disability or death, (3) attaining age 65, or (4) termination of employment prior to age 60. The 1994 Parity Plan amount for eligible individuals listed in the Summary Compensation Table were: Mr. Micheletti $38,251; Mr. Wolski $30,793; Mr. Diehl $12,646; Mr. Koprowski $15,051; and Mr. Thunander $14,758.

(2) "All Other Compensation" is comprised of contributions on behalf of the Executive Officers to the Corporation's Profit Sharing Plan, a defined plan, except that it also includes a $1,000 director fee for Messrs. Diehl and Thunander for being subsidiary company board members.

STOCK OPTION/SAR GRANTS IN 1994

    The following tables show, as to the Chief Executive Officer and the four most highly compensated Executive Officers of the Corporation, information with respect to grants of non-qualified stock options and stock exercises for the period January 1, 1994 to December 31, 1994.

    NON-QUALIFIED OPTION GRANTS AWARDED DECEMBER 30, 1994

                                                                                                POTENTIAL REALIZABLE VALUE AT
                                                                                                ASSUMED ANNUAL RATES OF STOCK
                                    SECURITIES      % OF TOTAL                                              PRICE
                                    UNDERLYING      GRANTED TO                                  APPRECIATION FOR OPTION TERM
                                      OPTIONS      EMPLOYEES IN    BASE PRICE    EXPIRATION   ---------------------------------
NAME                                GRANTED(1)         1994       ($/SHARE)(2)      DATE         AT 0%       AT 5%     AT 10%
---------------------------------  -------------  --------------  -------------  -----------     -----     ---------  ---------
Raymond E. Micheletti*...........            0            0               0          --                0   $       0  $       0
Lawrence G. Wolski...............        8,167           12.4%      $    25.50      6/26/05            0     139,453    358,940
George W. Diehl..................        3,271            4.9%      $    25.50      6/26/05            0      55,852    143,760
Wayne M. Koprowski...............        3,388            5.1%      $    25.50      6/26/05            0      57,850    148,903
Steven L. Thunander..............        3,529            5.3%      $    25.50      6/26/05            0      60,258    155,100

------------------------------
*Mr. Micheletti retired in December 1994.

(1) All options were granted on December 30, 1994, and first become exercisable on June 26, 1995.

(2) The Base Price equals the average of the last reported high and low transactions of Common Shares on the NASDAQ National Market System on the date of the grant of options.

    AGGREGATED OPTION/SAR EXERCISES IN 1994 AND FISCAL YEAR-END OPTION/SAR
VALUES

    This table provides the number of shares acquired by stock option exercise during 1994. The value realized is the difference between the market price on the date of exercise and the base price multiplied by the number of shares exercised. The table also provides the year-end value of all stock options and Stock Appreciation Rights ("SARs") granted to but not yet exercised by each executive. The value represents the difference of the market price on December 30, 1994 and the base price multiplied by the number of outstanding options. This value may go up or down as the stock price fluctuates and is not realized until exercised.

                                                                                            SECURITIES      VALUE OF
                                                                                            UNDERLYING     UNEXERCISED
                                                                                            UNEXERCISED   IN-THE-MONEY
                                                                                           OPTIONS/ SARS  OPTIONS/ SARS
                                                                                              AT 1994        AT 1994
                                                                                              FISCAL         FISCAL
                                                                  SHARES                     YEAR-END:      YEAR-END:
                                                                ACQUIRED ON      VALUE     EXERCISABLE/   EXERCISABLE/
NAME                                                             EXERCISE      REALIZED    UNEXERCISABLE  UNEXERCISABLE
-------------------------------------------------------------  -------------  -----------  -------------  -------------
Raymond E. Micheletti........................................            0             0       19,273/0    $  31,762/0
Lawrence G. Wolski...........................................            0             0   28,717/8,167      114,240/0
George W. Diehl..............................................        2,712     $  23,585   14,037/3,271       46,970/0
Wayne M. Koprowski...........................................        1,778        16,891   16,660/3,388       58,962/0
Steven L. Thunander..........................................        1,946        12,649   20,046/3,529       86,698/0

DEFINED BENEFIT PENSION PLAN

    Salaried employees participated in the Employees' Supplemental Retirement Plan of Joslyn Corporation ("Pension Plan") until December 31, 1988 when the Pension Plan was frozen. Therefore, no additional benefit accruals for either additional employment service or compensation increases will be incurred. The estimated annual benefits payable upon retirement at age 65 for each of the individuals named in the Summary Compensation Table are as follows: Mr. Micheletti $40,158; Mr. Wolski $76,068; Mr. Diehl $19,937; Mr. Koprowski $13,687; and Mr. Thunander $34,976.

EMPLOYMENT AGREEMENTS

    The Corporation has entered into  an employment agreement with Mr.  Lawrence
G. Wolski (Chief Executive Officer and a Director). The agreement provides for an annual salary to be paid to the employee at least equal to that being received at the date of the agreement.

    The agreement expires on December 31, 1997. This agreement may be earlier terminated by Joslyn upon 180 days written notice. Mr. Wolski is entitled to receive salary at the rate in effect at the date of notice for a period of 18 months following termination of employment conditioned upon his rendition of consulting services to Joslyn for the remaining term of his Agreement. However, Joslyn may terminate the agreement within such period if the employee accepts other employment prior to the expiration of the period, and Joslyn reasonably determines the new employment to be in conflict or competition with Joslyn. Upon the death of Mr. Wolski, his legal representative is entitled to receive his salary payable to the end of the month following the month in which death occurs, plus incentive compensation for the fiscal year extended to the last day of the month following date of death, plus an amount equal to the monthly base salary in effect at the time of death multiplied by three.

    Mr. Wolski has also entered into a separate severance agreement (the "Severance Agreement") under which Mr. Wolski will be entitled to receive a single cash payment equal to 2.5 times the sum of (a) his highest annual base salary in effect during the prior 12-month period, (b) his Plan Accomplishment level bonus under the Executive Management Incentive Plan for the full year, (c) his Parity Plan payment for the full year, and (d) his maximum Profit Sharing Plan contribution for the full year, if Mr. Wolski's employment with the Corporation is terminated or he resigns for "good reason" following a "change in control" of the Corporation. The Corporation is also obligated to maintain medical, dental and life insurance for a period of 2.5 years following his termination. Any payments made and benefits provided to Mr. Wolski under the Severance Agreement will be in lieu of those payments and benefits to which Mr. Wolski would otherwise be entitled under his employment agreement.

    For purposes of the Severance Agreement, a "change in control" will be deemed to have occurred if any of the following events occurs:

        (i) any individual, entity, or group, including any "person" (as defined in Section 13(d)(3) or (14(d)(2) of the Securities Exchange Act of 1934, as amended (Exchange Act) acquires beneficial ownership of 25% or more of the outstanding common stock or of the combined voting power of the then outstanding securities of the Corporation entitled to vote generally in the election of directors (the "Voting Securities");

        (ii) individuals who were directors of the Corporation as of the effective date of the Severance Agreement shall cease to constitute a majority of such Board of the Corporation;

        (iii) the shareholders shall approve a reorganization, merger or consolidation of the Company, unless, following such reorganization, merger or consolidation, (A) at least 60% of the common stock and 60% of the Voting Securities are owned by all or substantially all of the same persons who were  beneficial  owners  of  such  securities  immediately  prior  to  such reorganization, consolidation or merger, in substantially the same proportions relative to one another, (B) no person beneficially owns 25% or more of the common stock or voting securities of the surviving corporation, other than specified entities controlled by the Company or a person who had beneficial ownership of 25% or more of the common stock or the Voting Securities immediately prior to the reorganization, consolidation or merger, and (C) at least a majority of the members of the board of directors of the surviving corporation were members of the Incumbent Board; or

        (iv) the Shareholders approve a plan of complete liquidation or dissolution of the Corporation or the sale or disposition of all or substantially all of the assets of the Corporation to another corporation other than a corporation which meets the following requirements: (A) more than 60% of the common stock and 60% of the voting securities of the corporation are owned by all or substantially all of the same persons who were beneficial owners of the common stock and the Voting Securities immediately prior to such sale or disposition, in substantially the same proportions relative to one another, (B) no person beneficially owns 25% or more of the common stock or voting securities of the corporation, other than specified entities controlled by the Company or a person who had beneficial ownership of 25% or more of the common stock or the Voting Securities immediately prior to such sale or disposition, and (C) at least a majority of the members of the board of directors of the corporation were members of the Incumbent Board.

    Mr. Wolski will be deemed to have had "good reason" to terminate his employment with the Corporation following a change of control if, among other things, without his written consent, he is assigned to duties inconsistent with his duties or responsibilities with the Corporation immediately prior to the change of control, his salary or benefits are reduced, he is reassigned to any location more than 50 miles from the facility where he is located at the time of the change of control or, following a merger or consolidation in which the Corporation is not the surviving corporation or the transfer of all or substantially all of the assets of the Corporation to another corporation, the corporation fails to obtain from such corporation an agreement to assume all of the Corporation's obligations under the Severance Agreement.

    In addition to Mr. Wolski, Mr. Koprowski and Mr. George Diehl, Vice President, each have severance agreements with the Corporation. The provisions of those agreements are identical to the provisions of Mr. Wolski's Severance Agreement except that each of these officers will be entitled to receive a single cash payment equal to the sum of 2 (rather than 2.5) times the sum of their base salary, Plan Accomplishment under the Executive Management Incentive Plan, Parity Plan payment for the full year and maximum Profit Sharing Plan contribution for the full year.

    Mr. Thunander and Mr. Daniel Dumont, Vice President and President of Joslyn Canada, Inc., are eligible under the Corporation's Severance Policy for Corporate Managers to receive one year's annual base salary and benefit continuation for one year upon termination following a change in control.

    The Corporation has the right to terminate any of the severance agreements and the severance policy prior to a change in control upon 120 days notice.

JOSLYN CORPORATION STOCK PERFORMANCE GRAPH

    The graph provided below compares Joslyn Corporation's cumulative shareholder total return with that of the NASDAQ Composite Index and the Dow Jones Electrical Equipment Group. The comparison is made by calculating the difference in share price from December 31, 1989, and December 31, 1994 and including the cumulative amount of dividends, assuming reinvestment, during this five year period. An initial investment of $100.00 has been used as a common point of reference.

    For ease of comparison, the table below provides the data utilized in the graph. The table assumes an investment of $100.00 on December 31, 1989 and indicates the appreciation or depreciation of each investment over a five year period.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           JOSLYN CORPORATION   NASDAQ MARKET INDEX    DOW JONES ELECTRICAL EQUIPMENT GROUP
1989                  $100.00                 $100.00                               $100.00
1990                    81.85                   84.36                                 81.12
1991                   123.10                   93.09                                104.14
1992                   167.65                   90.85                                105.16
1993                   163.97                  110.98                                126.14
1994                   172.61                  131.11                                132.44

                                               1989       1990       1991       1992       1993       1994
                                             ---------  ---------  ---------  ---------  ---------  ---------
Joslyn Corporation.........................  $  100.00  $   81.85  $  123.10  $  167.97  $  163.97  $  172.61
NASDAQ Market Index........................     100.00      84.36      93.09      90.85     110.98     131.11
Dow Jones Electrical Equipment Group.......     100.00      81.12     104.14     105.16     126.14     132.44

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Board of Directors is responsible for reviewing and recommending to the Board compensation for the Executive Officers of the Corporation, including the Chief Executive Officer and the four most highly compensated Executive Officers. The Committee reviews base salaries and corporate and individual bonus goals of the Chief Executive Officer and of the Executive Officers as recommended by the Chief Executive Officer. The Committee also approves all grants of stock options under the Corporation's Stock Option Plan. All Committee members are non-employee, outside directors of the Corporation.

    COMPENSATION PHILOSOPHY

    The  Corporation   seeks  to   link   Executive  Officer   compensation   to
profitability   resulting  in  enhanced   shareholder  value.  The  compensation
philosophy has the following objectives:

    - to attract and retain quality management

    - to encourage and reward performance on an individual, business unit and corporate basis

    - to reward both short term and long term performance

    - to tie executive compensation to long term growth of shareholder value

    The Corporation's executive compensation program is comprised of a base salary, an annual incentive bonus program and a long term incentive compensation plan in the form of stock options. In addition, Executive Officers are eligible to participate in various benefit plans, including medical insurance coverage and profit sharing, which are available to all employees. While the Compensation Committee is aware of the deductibility limitation for compensation paid to Executive Officers, current compensation levels are not expected to approach the one million dollar limitation.

    BASE SALARY

    Base salaries for Executive Officers are determined in consideration of each Executive Officer's position, responsibilities, experience and performance. In setting compensation, the Committee takes into account the national marketplace for a group of companies consisting of electrical and electronics manufacturing companies of similar size (annual sales between $100 and $600 million) in the Corporation's labor market ("Labor Market Group"). The Committee decided against using the companies in the industry peer group as reflected in the Performance Graph because the Committee believes that the comparatively large size of many of the peer group companies distorts compensation levels for similar positions. Each Executive Officer's base salary range is initially set at the median for similar positions within the Labor Market Group.

    The Committee annually reviews and may adjust individual salaries of all Executive Officers including the Chief Executive Officer and the four highest compensated Executive Officers taking into account compensation guidelines (utilizing executive compensation surveys, outside compensation specialists, or both), business performance and individual performance. Business performance is evaluated in reference to actual corporate earnings results compared to an annual business plan submitted by Management and approved by the Board of Directors. The factors impacting base salary are not independently assigned specific weights. Rather, the Committee reviews all the factors and makes salary recommendations which reflect the Committee's analysis of the aggregate impact of these factors.

    Mr. Micheletti's 1994 base salary was $270,000 which was the same base salary that he earned in 1993. The Compensation Committee retained the services of a compensation consultant in 1994 to advise it in setting compensation levels for the Chief Executive Officer and each of the Executive Officers. The study indicated that Mr. Micheletti's base salary was about 20% below the median for chief executive officers in the Labor Market Group. However, in light of Mr. Micheletti's announced retirement, the Committee decided not to adjust his base salary for 1994.

    ANNUAL INCENTIVE BONUS PROGRAM

    In addition to base salary, each Executive Officer is eligible for an annual incentive cash bonus award under the Executive Management Incentive Plan. The Compensation Committee believes that the plan provides an additional short term incentive to those executives who have a greater potential impact on business performance by having a larger portion of their total compensation in variable bonus opportunities. Annual cash bonuses are paid based on formulas which take into consideration attainment of corporate and business unit earnings goals and individual goals designed to improve the Corporation's overall performance. Individual performance goals are tailored to each Executive Officer's position and vary from person to person. For Executive Officers, excluding the Chief Executive Officer, potential bonus payments range from 0% to a maximum of 60% of base salary depending on the Executive Officer's position with generally half of the bonus potential based upon corporate or business unit earnings performance and the other half based upon individual performance. However, since actual payouts are dependent on achieving pre-determined performance goals, failure to attain those goals could result in no bonus. Despite non-operating charges taken in 1994, the Corporation did achieve a level of operating income resulting in minimal bonus awards for the Chief Executive Officer and the Executive Officers.

    For 1994, Mr. Micheletti's potential bonus ranged from 0% to 70% of base salary with a target payment of 35% of base salary. Fifty percent (50%) of his annual potential bonus was based upon the attainment of targeted net income goals for the 1994 plan year, with the remaining 20% bonus based upon the achievement of individual goals. For 1994, Mr. Micheletti was awarded a bonus of $53,550, which is 19.8% of base salary.

    LONG TERM INCENTIVE COMPENSATION PLAN (STOCK OPTION PLAN)

    The Compensation Committee believes that by providing key employees, including the Chief Executive Officer and the four highest compensated Executive Officers, who have substantial responsibility over the management and growth of the Corporation, with an opportunity to increase their ownership of the Corporation's stock, the interests of the shareholders and key employees, including Executive Officers, will be more closely aligned. The Stock Option Plan meets this objective by permitting the Corporation through the Compensation Committee to make annual grants of non-qualified stock options to key employees, including the Chief Executive Officer and the four highest paid Executive Officers. Stock options are granted with an exercise price equal to the fair market value of the Corporation's common stock on the date of grant and typically may be exercised over a period of five or ten years. This approach is intended to motivate the key employees to contribute to the creation and growth of shareholder value over the long term. Value to the optionee is dependent upon an increase in the stock price above the exercise price. The size of each person's stock option grant is based upon a formula, originally recommended by an outside compensation consultant, which provides a range of possible grants utilizing a multiple of the optionee's base salary. The formula for determining the number of stock option grants is the base salary times a multiplier (ranging from .3 to .85), divided by the then market price of the Corporation's stock. The Compensation Committee also considers previous options granted but unexercised as well as actual ownership in the Corporation's stock in making additional grants of options. The compensation study referred to above indicated that stock options grants awarded for 1994 are below the median compared to grants awarded to optionees in the Labor Market Group.

    Due to his retirement at the end of 1994, Mr. Micheletti was not awarded option grants in 1994.

                                             Richard C. Osborne, Chairman
                                          John H. Deininger
                                          Donald B. Hamister

                                 EXHIBIT INDEX

   EXHIBIT                                           DESCRIPTION OF EXHIBIT
-------------  ---------------------------------------------------------------------------------------------------
Exhibit 13     Agreement and Plan of Merger dated as of August 20, 1995, among Danaher, DH Holdings, the Bidder and the Corporation.

Exhibit 14     Press release dated August 21, 1995, disclosing the execution of the Merger Agreement.

Exhibit 15     Fairness opinion of Goldman Sachs dated August 20, 1995.

Exhibit 16     Second Amendment to Rights Agreement dated as of August 20, 1995, between the Corporation and the
                Rights Agent.

Exhibit 17     Letter to the Corporation's shareholders dated August 22, 1995, from William E. Bendix and L. G.
                Wolski.

                                       23